United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

(Specialized Disclosure Report)

Rockwell Automation, Inc.

Delaware	1-12383	25-1797617
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1201 South Second Street, Milwaukee, Wisconsin	53204
(Address of principal executive offices)	(Zip code)

Martin Thomas, Senior VP of Operations and Engineering Services (414-382-2000)

The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A Conflict Minerals Report for the calendar year ended December 31, 2013 is provided as Exhibit 1.02 and is available at the following Internet website: http://www.rockwellautomation.com/rockwellautomation/about-us/sustainability-ethics/integrity-compliance-overview.page?

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.02 – Conflict Minerals Report (attached)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Martin Thomas
(Registrant)	Date June 2, 2014

Martin Thomas

Sr. VP Operations and Engineering Services

Rockwell Automation

(414-382-2000)

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